UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on LUBNOR sale

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Rio de Janeiro, June 15, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 05/25/2022, informs that the company Grepar Participações Ltda. (Grepar), which entered into an agreement with Petrobras for the sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, sent a notification informing changes in its corporate structure.

Grepar is a company jointly owned by Grecor Investimentos em Participações Societárias Ltda., Greca Distribuidora de Asfaltos Ltda. and Holding GV Participações S.A. The corporate change will occur through the definitive assignment of all of Grepar's capital shares held by Holding GV Participações S.A. to the company Greca Distribuidora de Asfaltos Ltda, which will assume all the rights and obligations of Holding GV Participações S.A. established in the contract for the sale of LUBNOR signed with Petrobras.

With the notified change, Grecor Investimentos em Participações Societárias Ltda. will keep its 50% participation and Greca Distribuidora de Asfaltos Ltda. will hold the other 50% of Grepar's capital.

Clovis Fernando Greca, Grepar's managing partner, stated that "Grepar remains cohesive and strengthened, committed to completing the transaction, and will continue to act to promote a cycle of opportunities and growth in LUBNOR, through new investments and seeking a positive relationship between the refinery and its surroundings, benefiting the local community as a whole."

Rodrigo Costa Lima e Silva, Petrobras' Chief Refining and Natural Gas Officer, highlights that "Petrobras reinforces its commitment to the opening of the refining market, expressed in the Cessation of Practice Agreement entered into with CADE."

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer